UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission file number: 001-39721

NEOGAMES S.A.
(Translation of registrant’s name into English)

5, Rue De Bonnevoie
L-1260 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

ENTRY INTO BUSINESS COMBINATION AGREEMENT

On May 15, 2023, NeoGames S.A., a company organized under the laws of the Grand Duchy of Luxembourg (the “Company”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Aristocrat Leisure Limited, a company organized under the laws of Australia (“Parent”), and Anaxi Investments Limited, a Cayman Islands exempted company and wholly owned indirect subsidiary of Parent (“Merger Sub”). The Business Combination Agreement, and the transactions contemplated thereby, including the Continuation (as defined below) and the Merger (as defined below) have been unanimously approved by the respective boards of directors of the Company, Parent and Merger Sub.

Structure. The Business Combination Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, the Company will transfer its statutory seat, registered office and seat of central administration (siège de l'administration centrale) from the Grand Duchy of Luxembourg (“Luxembourg”) to the Cayman Islands in accordance with the Luxembourg Law of August 10, 1915 on commercial companies, as amended and transfer by way of continuation as a Cayman Islands exempted company in accordance with the Companies Act (as revised) of the Cayman Islands (the “Cayman Companies Act”) and, simultaneously with the full corporate and legal continuation and registration in the Cayman Islands, de-register in Luxembourg (without the dissolution of the Company or the liquidation of its assets) (the “Continuation”). As promptly as practicable following the Continuation, Merger Sub shall be merged with and into the Company (the “Merger”, and together with the Continuation and the other transactions contemplated in the Business Combination Agreement, the “Transactions”), with the Company being the surviving company (the “Surviving Company”) and becoming a wholly owned indirect subsidiary of Parent.

Consideration. Each issued and outstanding ordinary share of the Company prior to the effective time of the Merger (the “Effective Time”) (other than (x) shares owned by Parent or Merger Sub or any of their respective subsidiaries, (y) shares owned by the Company as treasury shares and (z) shares held by shareholders of the Company who have validly exercised their statutory rights of appraisal in respect of such shares) shall be converted automatically into and shall thereafter represent the right to receive an amount in cash equal to $29.50, without interest thereon and subject to applicable tax withholding (the “Merger Consideration”).

Shares of the Company that are outstanding immediately prior to the Effective Time and which are held by shareholders who have validly indicated by way of written objection (pursuant to Section 238(2) of the Cayman Companies Act) the desire to dissent with respect to such shares (the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration attributable to such Dissenting Shares. Such shareholders shall be entitled to receive payment of the fair value of such Dissenting Shares held by them in accordance with the Cayman Companies Act, unless and until such shareholders fail to elect to dissent by way of a written notice (pursuant to Section 238(5) of the Cayman Companies Act) or effectively withdraw or otherwise lose their appraisal rights under the Cayman Companies Act. All Dissenting Shares held by shareholders who shall have failed to elect to dissent by way of a written notice (pursuant to Section 238(5) of the Cayman Companies Act) or who effectively shall have withdrawn or lost their right to appraisal of such Continuation Shares under the Cayman Companies Act shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration attributable to such Dissenting Shares upon their surrender.

Effect on Company Equity Awards.

At the Effective Time:

Options:

•
Each option to purchase an ordinary share of the Company that is vested as of immediately prior to the Effective Time (or is scheduled to vest within 30 days of the Effective Time) shall be terminated and cancelled and converted into the right to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the applicable per-share exercise price of such option.

•
Each option to purchase an ordinary share of the Company held by an employee of the Company that is not vested as of immediately prior to the Effective Time (or is not scheduled to vest within 30 days of the Effective Time) shall, on the terms and subject to the conditions set forth in the Business Combination Agreement, be converted into and become an option to acquire Parent ordinary shares, and Parent shall assume each such option, in accordance with the terms of the Company’s equity plans and/or option agreement by which it is evidenced.

•
Each option to purchase an ordinary share of the Company held by a contractor of the Company that is not vested as of immediately prior to the Effective Time (or is not scheduled to vest within 30 days of the Effective Time) shall not be assumed by Parent, but rather cancelled and converted into the right to receive, with respect to each ordinary share underlying such option, an amount in cash equal to the excess, if any, of the per share Merger Consideration over the applicable per-share exercise price of such option, payable, subject to the holder’s continued service with Parent and its subsidiaries (including the Surviving Company) through the applicable vesting dates, at the same time as the applicable options would have vested pursuant to the terms of the applicable Company equity plan and/or option agreement by which it is evidenced.

Restricted Stock Units

•
Each restricted share unit (“RSU”) of the Company that is vested as of immediately prior to the Effective Time, (or is scheduled to vest within 30 days of the Effective Time) shall be terminated and cancelled and converted into the right to receive an amount in cash equal to the number of ordinary shares underlying such RSU multiplied by the Merger Consideration.

•
Each RSU of the Company held by an employee of the Company that is unvested as of immediately prior to the Effective Time, (or is not scheduled to vest within 30 days of the Effective Time) shall, on the terms and subject to the conditions set forth in the Business Combination Agreement, be converted into and become a restricted share unit with respect to Parent ordinary shares, and Parent shall assume each such RSU, in accordance with the terms of the Company’s equity plans and/or restricted stock unit agreement by which it is evidenced.

•
Each RSU of the Company held by a contractor of the Company that is not vested as of immediately prior to the Effective Time (or is not scheduled to vest within 30 days of the Effective Time) shall not be assumed by Parent, but rather cancelled and converted into the right to receive, with respect to each ordinary share underlying such RSU, an amount in cash equal to the Merger Consideration, payable, subject to the holder’s continued service with Parent and its subsidiaries (including the Surviving Company) through the applicable vesting dates, at the same time as the applicable RSUs would have vested pursuant to the terms of the applicable Company equity plan and/or option agreement by which it is evidenced.

Covenants, Representations and Warranties. Each of the Company, Parent and Merger Sub have made customary representations, warranties and covenants in the Business Combination Agreement. The Company has made covenants, among others, relating to the conduct of its business prior to the closing of the Merger, including with respect to making certain acquisitions or conducting divestitures, incurring debt, making capital expenditures, certain litigation matters, and restrictions on employee compensation and benefits. For 12 months following the closing of the Merger, Parent has also, subject to certain exceptions, agreed to provide continuing employees with compensation (including incentive compensation opportunities) and employee benefits that are substantially comparable, in the aggregate, to the compensation (including incentive compensation opportunities) and employee benefits provided to such employees immediately prior to the Effective Time.

The Business Combination Agreement contains customary non-solicitation restrictions prohibiting the Company, its subsidiaries and their representatives from soliciting alternative acquisition proposals from third parties or providing information to or participating in discussions or negotiations with third parties regarding alternative acquisition proposals, subject to customary exceptions relating to the obligations of the board of directors to maintain its fiduciary duties to the Company.

Each of the Company, Parent and their respective subsidiaries have agreed to customary covenants in the Business Combination Agreement to use their reasonable best efforts to obtain all required governmental and regulatory consents and clearances; provided, however, that none of Parent, Merger Sub or any of their respective Affiliates shall be required to (and, without the prior written consent of Parent, none of the Company or its Affiliates may) (A) take any Remedy Action (as such term is defined in the Business Combination Agreement) to the extent that such Remedy Action would, or would reasonably be expected to, individually or in the aggregate, have a material adverse impact on Parent, the Company, and their respective Subsidiaries, taken as a whole, with materiality, for the purposes of this provision, being measured on a scale relative to the size of the Company and its Subsidiaries, taken as a whole (and the aggregate financial and operating metrics of the Company and its Subsidiaries, taken as a whole)  (a “Regulatory Detriment”), and provided that, in determining whether a Regulatory Detriment has occurred, any adverse impact on the benefits and/or advantages reasonably expected to be received by Parent from the Transactions may be taken into account; or (B) pay any consideration, provide any guarantees or forms of credit support or profit-sharing, or agree to any modifications of existing contracts or enter into new contracts (other than the payment of customary filing, notification and application fees to governmental authorities) in connection with obtaining any waiver, consent, or approvals from any governmental authority or other third party in connection with Business Combination Agreement or the Transactions.

Conditions to the Transactions. The parties’ obligation to consummate the Transactions is subject to the satisfaction or waiver of certain conditions set forth in the Business Combination Agreement, including, among others: (a) approval of the Business Combination Agreement by the holders of at least two thirds of the voting power of the Company voting on the approval of the Business Combination Agreement, the Transactions and certain other matters as provide in the Business Combination Agreement, with holders of a majority of the outstanding shares present or represented, both (i) prior to the Continuation and (ii) following the Continuation and prior to closing of the Merger, (b) the absence of certain laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit the consummation of the Merger, (c) the expiration or termination of the applicable Hart-Scott-Rodino Act waiting period and submission of all specified notices to, filings with and receipt of consents of governmental and regulatory authorities in certain other specified jurisdictions, including as it relates to the Company’s gaming licenses and the Competition and Markets Authority of the United Kingdom, (d) with respect to the completion of the Merger, the completion of the Continuation in the Cayman Islands and the subsequent filing of a statutory plan of merger proposal with the Registrar of Companies of the Cayman Islands, (e) subject to specified exceptions and qualifications for materiality or Material Adverse Effect (as defined in the Business Combination Agreement), the accuracy of representations and warranties with respect to the Company, Parent and Merger Sub and compliance in all material respects by the Company, Parent and Merger Sub with their respective covenants contained in the Business Combination Agreement, (f) the completion of the Continuation, (g) the absence of a Regulatory Detriment, (h) the absence of a Material Adverse Effect from the date of the Business Combination Agreement and (f) the delivery by Parent and the Company of certain certificates. Consummation of the Merger is not subject to a financing condition.

Termination Rights. The Business Combination Agreement contains certain customary termination rights by either the Company or Parent, including if the Merger is not consummated by July 15, 2024  subject to a two-month extension in certain circumstances in which all of the closing conditions other than certain conditions related to the receipt of regulatory approvals are satisfied or waived (or are capable of being satisfied at such time)  (the “Termination Date”).

If the Business Combination Agreement is terminated under certain circumstances, including (i) a termination by Parent following an adverse recommendation change of the Company’s board of directors, (ii) a termination by Parent due to a material breach by the Company of its non-solicitation obligations, (iii) a termination by either Parent or the Company after the Termination Date or (iv) a termination by either the Company or Parent if the Company fails to obtain requisite shareholder approval for the Transactions, and, in the case of clauses (ii), (iii) and (iv), when (A) a bona fide Acquisition Proposal (as defined in the Business Combination Agreement) was publicly disclosed or delivered to the Company’s board of directors prior to the termination of the Business Combination Agreement, and (B) within twelve months following such termination, the Company enters into an agreement or completes an alternative proposal to acquire the Company, the Company will be obligated to pay to Parent a termination feeof $40,344,372.11.

Shareholder Vote. The Company expects to publish a notice of a special shareholder meeting in the near future, and soon thereafter, will provide to its shareholders an information statement describing the Transactions (including the Continuation and the Merger), the Business Combination Agreement, as well as the procedure for voting in person or by proxy at the Company special meeting and various other details related to the Company special meeting. If the Transactions are approved at the Company special meeting, the Continuation will be authorized and completed in accordance with the terms of the Business Combination Agreement.

Shareholders of the Company who hold a total of approximately 20,382,242 million shares, representing approximately 61% of the Company’s outstanding shares, have executed a support agreement (the “Support Agreement”) with Parent pursuant to which they have irrevocably agreed, among other things, to vote in favor of, and otherwise support, the Transactions and to avoid taking certain actions adverse to the Transactions.

If the Merger is consummated, the Company Shares will be delisted from the Nasdaq Global Market and deregistered under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended.

The foregoing descriptions of the Business Combination Agreement and the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Business Combination Agreement and the Support Agreement, which are filed as Exhibits 99.1 and 99.2, respectively, hereto and incorporated herein by reference. The Business Combination Agreement and the Support Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about the  Company, any of its shareholders or Parent. The representations, warranties and covenants contained in the Business Combination Agreement and in the Support Agreement were made only for the purposes of the Business Combination Agreement and the Support Agreement as of the specific dates therein, were made solely for the benefit of the parties to the Business Combination Agreement and the Support Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement and the Support Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Business Combination Agreement or the Support Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Business Combination Agreement and the Support Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

On May 15, 2023, the Company issued a press release announcing the execution of the Business Combination Agreement. A copy of the press release is attached as Exhibit 99.3 hereto.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to the Company’s current expectations and views of future events. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements contained in this Form 6-K other than statements of historical fact, including, without limitation, statements about the expected timing of the Transactions, the satisfaction or waiver of any conditions to the proposed Transactions, anticipated benefits, growth opportunities and other events relating to the proposed Transactions, and projections about the Company’s business and its future revenues, expenses and profitability should be considered forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.  These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and its industry as of the date of this Form 6-K. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: the risk that the Transactions may not be completed in a timely manner or at all, or that following the Continuation the Company may be required to reincorporate in Luxembourg, which may adversely affect the companies’ businesses and the price of their securities; uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals; the potential for regulatory authorities to require divestitures, behavioral remedies or other concessions in order to obtain their approval of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the effect of the announcement or pendency of the Transactions on the Company’s business relationships, operating results, and business generally; the potential that the Company’s shareholders may not approve the transaction; expected benefits, including financial benefits, of the transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses may exceed current expectations; litigation related to the transaction or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting management’s attention from Parent’s ongoing business operations; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Parent and the Company’s traded securities; demands in the Company’s customer end markets and for the Company’s services and/or products that exceed the Company’s capacity; ongoing or potential litigations or disputes, incidental to the conduct of the Company’s ongoing business, with customers, suppliers, landlords, or other third parties; the business combination or the combined company’s products may not be supported by third parties; actions by competitors may negatively impact results; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; potential negative changes in general economic conditions in the regions or the industries in which Parent and the Company operate; potential failure to meet the conditions set forth in the Business Combination Agreement; exposure to inflation, currency rates and other risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023,  and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. It is not possible for our management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The Company cautions you therefore against relying on these forward-looking statements, and it qualifies all of its forward-looking statements by these cautionary statements. These statements reflect management’s current expectations regarding future events and speak only as of the date of this Form 6-K. You should not put undue reliance on any forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.  SEC filings for the Company are available in the Investor Relations section of the Company’s website at ir.neogames.com.  The information contained on, or that can be accessed through, the Company’s website is not a part of, and shall not be incorporated by reference into, this Form 6-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the proposed transaction. The Company intends to furnish to the SEC and mail or otherwise provide to its shareholders an information statement in connection with the proposed transaction (the “information statement”), and each party will file or furnish other documents regarding the proposed transaction with the SEC. The information statement will be sent or given to the shareholders of the Company and will contain important information about the proposed transaction and related matters. This communication is not a substitute for the information statement or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to read the information statement in its entirety and other relevant documents filed with or furnished to the SEC in connection with the proposed transaction or incorporated by reference therein when they become available before making any voting or investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the proposed transaction.

You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the information statement and other documents filed with or furnished to the SEC by the Company on its Investors website (ir.neogames.com) or by writing to the Company, 10 Habarzel Street, Tel Aviv 6971014, Israel.

EXHIBIT INDEX

Exhibit	Description
99.1	Business Combination Agreement, dated as of May 15, 2023, by and among NeoGames S.A., Aristocrat Leisure Limited and Anaxi Investments Limited.
99.2	Support Agreement, dated as of May 15, 2023, by and among Aristocrat Leisure Limited, Barak Matalon, Pinhas Zahavi, Elyahu Azur, Aharon Aran and Oded Gottfried
99.3	Press Release, dated May 15, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOGAMES S.A.

By:	/s/ Moti Malul
Name: Moti Malul
Title: Chief Executive Officer

Date: May 15, 2023